SECURITI[illegible] [illegible]MISSION

04004766

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 27 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 158

SEC FILE NUMBER
8- 44733

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

McDonnell, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 N. Peoria Street, Suite 7C
(No. and Street)

Chicago (City) Illinois (State) 60607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Shapiro 847/679-4552 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mulcahy, Pauritsch, Salvador & Co., Ltd.
(Name — if individual, state last, first, middle name)

9661 West 143rd Street (Address) Orland Park (City) Illinois (State) 60462 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Peter McDonnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDonnell, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SE[illegible]
Patricia Dudiak R[illegible]
Notary Public, State of [illegible]
My Commission Expires Nov. [illegible]

Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McDONNELL, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

McDONNELL, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

CONTENTS

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Board of Directors
McDonnell, Inc.
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of McDonnell, Inc. as of December 31, 2003, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDonnell, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the financial statements taken as a whole. The supplementary information on pages 10-13 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

February 4, 2004
Orland Park, Illinois

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

McDONNELL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$	99,192
Deposit with clearing firm		31,080
Accounts receivable		64,878
Receivable - other		85,741
Exchange membership, at cost		38,216
Furniture and equipment, less accumulated depreciation of $122,554		18,346
Other assets		1,210
Total assets	$	338,663

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable	$	10,177
Accrued expenses		15,400
Total accounts payable and accrued expenses		25,577
Liabilities subordinated to claims of general creditors		115,000
Shareholder's equity:		
Common stock, no par value, 1,000 shares authorized, 303 shares issued and 203 shares outstanding		372,500
Additional paid-in capital		27,000
Accumulated deficit		(201,414)
Total shareholder's equity		198,086
Total liabilities and shareholder's equity	$	338,663

See notes to financial statements.

McDONNELL, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commissions	$ 1,186,752	
Other income	3,950	
Dividends and interest	1,685	
Total revenues		$ 1,192,387
Expenses:		
Employee compensation and benefits	875,963	
Execution costs, including brokerage, exchange and clearance fees	336,176	
Communication expenses	17,790	
Occupancy costs	44,152	
Other operating expenses	82,603	
Loss on exchange membership	43,533	
Total expenses		1,400,217
Net loss		$ (207,830)

See notes to financial statements.

McDONNELL, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-In	Retained Earnings (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance at beginning of year	203	$ 372,500	$ 27,000	$ 35,070	$ 434,570
Net loss	-	-	-	(207,830)	(207,830)
Distributions	-	-	-	(28,654)	(28,654)
Balance at end of year	203	$ 372,500	$ 27,000	$ (201,414)	$ 198,086

See notes to financial statements.

McDONNELL, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2003

Subordinated liabilities at beginning of year	$ 115,000
Maturities	(115,000)
Renewals	115,000
Subordinated liabilities at end of year	$ 115,000

See notes to financial statements.

McDONNELL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net loss	$ (207,830)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	22,669	
Loss on exchange membership	43,533	
Changes in operating assets and liabilities:		
Increase in deposit with clearing firm	(86)	
Decrease in accounts receivable	142,999	
Increase in accounts payable and accrued expenses	5,161	
Net cash provided by operating activities		$ 6,446
Cash flows from investing activities:		
Increase in other receivable	(85,741)	
Purchase of furniture and equipment	(4,589)	
Net cash used by investing activities		(90,330)
Cash flows from financing activities:		
Distributions paid		(28,654)
Net decrease in cash		(112,538)
Cash at beginning of year		211,730
Cash at end of year		$ 99,192

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

McDonnell, Inc. (the "Company") (an Illinois corporation) is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"). It is a member of the National Association of Securities Dealers, Inc. ("NASD") and the National Futures Association ("NFA").

The Company is an executing broker for transactions on the Chicago Mercantile Exchange. It introduces its customer business in securities and commodities to other brokers who clear and carry the customer transactions.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual amounts could differ from those estimates.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis.

Allowance for Doubtful Accounts

Accounts receivable are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customers comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and current economic conditions. Accounts receivable are charged off when management deems the accounts receivable balance to be uncollectible.

The allowance for doubtful accounts at December 31, 2003 was $2,500.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Depreciation

Furniture and equipment is stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

NOTE 2. CASH FLOW INFORMATION

Interest and income taxes paid during the year were as follows:

Interest	$ 9,200
State income taxes	$ -

NOTE 3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a $115,000 subordinated note with its shareholder that bears interest at 8.0%. The maturity date was extended in 2003 from February 28, 2003 to February 28, 2004. The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. Interest expense for the year ended December 31, 2003 was $9,200 and is included in other operating expenses.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of bank balances in excess of Federal Deposit Insurance Corporation limits and accounts receivable.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company manages this risk by maintaining its bank balances in high quality financial institutions.

The Company's accounts receivable are maintained by one clearing organization. The Company manages this risk by monitoring the performance of the clearing organization.

NOTE 5. CONTINGENCIES

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

NOTE 6. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Company is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient. Subsequent market fluctuations may require purchasing the securities sold, not yet purchased, at prices that may differ from market values reflected in the statement of financial condition. The Company monitors such risk on a daily basis.

NOTE 7. OPERATING LEASE COMMITMENTS

The Company is leasing its office space from a related party through July 31, 2006. In addition to monthly payments, the Company is responsible for utilities. The related party reduced required payments for the year ended December 31, 2003 to $15,600.

Future minimum lease payments required under the operating lease are as follows:

2004	$ 31,200
2005	31,200
2006	18,200
Total	$ 80,600

The Company also leases memberships on various exchanges on a month to month basis. Rent expense under these lease agreements for the year ended December 31, 2003 was $2,344.

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2003, the Company had net capital and net capital requirements of $165,335 and $100,000, respectively. The Company's net capital percentage was 15.47%. The net capital rule may effectively restrict the payment of cash dividends.

SUPPLEMENTARY INFORMATION

McDONNELL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2003

Total shareholder's equity	$ 198,086
Additions:	
Allowable subordinated liabilities	115,000
Total capital and allowable subordinated liabilities	313,086
Deductions:	
Non-allowable assets	
Accounts receivable	4,238
Exchange membership	38,216
Furniture and equipment, net	18,346
Other assets	86,951
Net capital before haircuts on securities	165,335
Haircuts on securities:	
Other securities	-
Net capital	165,335
Net capital requirements (greater of 6 2/3% of aggregate indebtedness or $100,000)	100,000
Excess net capital	$ 65,335
Aggregate indebtedness:	
Total liabilities per statement of financial condition	$ 25,577
Percentage of aggregate indebtedness to net capital	15.47

Note: There are no material differences between the above computations and the Company's corresponding unaudited Focus - Part II filing.

McDONNELL, INC.

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act under Section (K)(2)(B) of that rule.

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

To the Board of Directors
McDonnell, Inc.
Chicago, Illinois

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of McDonnell, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by McDonnell, Inc. that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and minimum financial requirements pursuant to Regulation 1.17 as an introducing broker and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13;(ii) in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (iv) in making the daily computations of the segregation requirements of the Commodity Exchange Act and regulations there under and the segregation of funds based on such computations because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal control and of the practices and procedures are to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and (2) that transactions are executed in accordance with management's authorization and are recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

9661 W. 143rd St. • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
835 McClintock Drive • Suite 100 • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that the Company had no reporting requirements because it did not transact a business in securities directly with, or for, other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2003, no facts came to our attention that indicate that such conditions of exemption from Rule 15c3-3 were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of McDonnell, Inc. to achieve all the divisions of duties and cross-checks generally included in internal control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, the National Futures Association, the Chicago Board Options Exchange, the Chicago Mercantile Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC, and is not intended and should not be used by anyone other than these specified parties.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

February 4, 2004
Orland Park, Illinois